[Peabody Energy Corporation Letterhead]

April 2, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Peabody Energy Corporation
Post-Effective Amendment No. 3 to Form S-1 on Form S-3 Registration Statement
File No. 333-217242

Ladies and Gentlemen:

Peabody Energy Corporation (the “Company”) respectfully requests under Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Post-Effective Amendment No. 3 to Form S-1 on Form S-3 Registration Statement (as amended, the “Registration Statement”) be accelerated to 4:30 p.m. Eastern time on April 4, 2018, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, the Company respectfully requests that you confirm that event with Edward B. Winslow of Jones Day, at (312) 269-4223.

Please contact Edward B. Winslow of Jones Day at (312) 269-4223 if you have any questions concerning the foregoing.

[Signature page follows]

Very truly yours,

PEABODY ENERGY CORPORATION

By:	/s/ Amy B. Schwetz
Name:	Amy B. Schwetz
Title:	Executive Vice President and
Chief Financial Officer

[Acceleration request signature page]